UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Rapidtron, Inc., a Nevada corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
36110T 10 7 (CUSIP Number)
Steve Meineke, Corporate Secretary
Rapidtron, Inc.
3151 Airway Avenue, #Q
Costa Mesa, CA 92626-4627
949-759-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 08, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 36110T 10 7

1.	Names of Reporting Persons. John Creel I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) (X)

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,019,498

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,019,498

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,019,498

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 35.12

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

                   This statement relates to the common stock, $0.001 par value ("Common Stock") of Rapidtron, Inc., a Nevada corporation (“Issuer”). The principal executive offices of the Issuer are presently located at 3151 Airway Avenue, #Q, Costa Mesa, CA 92626-4627.

Item 2. Identity and Background.

(a)	Name: This statement is filed by John Creel, businessman.

(b)	Residence or business address: 3151 Airway Avenue, #Q, Costa Mesa, CA 92626-4627

(c)

Present Principal Occupation or Employment:           President and Chief Executive Officer of Rapidtron, Inc., a Nevada corporation, and its wholly-owned subsidiary, Rapidtron, Inc., a Delaware corporation, 3151 Airway Avenue, #Q, Costa Mesa, CA 92626-4627.

(d)	Criminal Conviction: During the last five (5) years, John Creel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:           During the last five (5) years, John Creel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

                   The securities were acquired by John Creel in a tax-free exchange pursuant to that certain Agreement and Plan of Merger, dated January 17, 2003, which agreement was filed as Exhibit 2.1 to the Form 8-K filed by Issuer with the Securities and Exchange Commission on January 23, 2003, and is hereby incorporated into this Schedule 13D

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The purpose of the transaction herein reported was as follows: (i) Issuer acquiring ownership of Rapidtron, Inc., a Delaware corporation, (ii) Issuer carrying on the business of Rapidtron, Inc., a Delaware corporation, as a wholly-owned subsidiary, (iii) Dr. John Veltheer resigning as a Director, (iv) John Creel and Steve Meineke, each being appointed as a replacement Director of Issuer, (v) John Creel being appointed as President and Chief Executive Officer of the Issuer, and (vi) Steve Meineke being appointed as Treasurer and Secretary of Issuer.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         John Creel plans to cause the Issuer to acquire all or a portion of Axess AG, as contemplated by Section 1.10 of the Agreement and Plan of Merger. John Creel also plans to cause the Issuer to amend the articles of incorporation of its wholly-owned subsidiary, Rapidtron, Inc., a Delaware corporation, to change the name to Rapidtron USA, Inc., a Delaware corporation.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None, except as set forth in (a) above.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None.
(j) Any action similar to any of those enumerated above.
None.

Item 5. Interest in Securities of the Issuer.

(a)

         7,019,498 shares are beneficially owned by John Creel, as Trustee of the Creel Family Trust. John Creel is a beneficiary of the Creel Family Trust. These shares constitute 35.12% of the shares of common stock currently issued and outstanding.

(b)	John Creel has the sole power to vote and to dispose of all of the shares beneficially owned

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   John Creel is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

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Item 7. Material to be Filed as Exhibits.

                   2.1 Agreement and Plan of Merger, dated January 17, 2003, is incorporated herein by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 23, 2003.

         2.2 Amendment No. 1 to Agreement and Plan of Merger, dated March 31, 2003, is incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K, filed with the Securities and Exchange Commission on April 2, 2003.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2003
John Creel
By:	/s/ John Creel John Creel
Title:	an individual

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